# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aeva Technologies, Inc., CIK 0001789029
CUSIP: 00835Q103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 555 ELLIS STREET, MOUNTAIN VIEW, California (CA), 94043
Date of event which requires filing of this statement: 06/30/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002003074
Persons authorized to receive notices and communications: Matthew Whitehead, 3000 El Camino Real, Building 5, Suite 450, Palo Alto, California (CA), 94306, 332-242-8518

## Reporting persons
- SYLEBRA CAPITAL LLC (CIK 0002003074): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 19,392,411; sole dispositive power 0; shared dispositive power 19,392,411; aggregate amount beneficially owned 19,392,411 (29.3% of the class)
- Sylebra Capital Ltd (CIK 0001627436): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 19,392,411; sole dispositive power 0; shared dispositive power 19,392,411; aggregate amount beneficially owned 19,392,411 (29.3% of the class)
- Sylebra Capital Management, Ltd (CIK 0001745666): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 19,392,411; sole dispositive power 0; shared dispositive power 19,392,411; aggregate amount beneficially owned 19,392,411 (29.3% of the class)
- Gibson Daniel Patrick (CIK 0001745725): type of reporting person: individual (IN); citizenship or place of organization: Antigua And Barbuda (B9); source of funds: other (OO); sole voting power 0; shared voting power 19,392,411; sole dispositive power 0; shared dispositive power 19,392,411; aggregate amount beneficially owned 19,392,411 (29.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Aeva Technologies, Inc.
Address of issuer's principal executive offices: 555 ELLIS STREET, MOUNTAIN VIEW, California (CA), 94043
Comment: This Amendment No. 4 on Schedule 13D/A (this "Amendment") amends the Schedule 13D originally filed by the Reporting Persons with the U.S. Securities and Exchange Commission on November 17, 2022, as amended June 21, 2023, November 9, 2023, and March 31, 2025 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.0001 per share ("Common Stock"), of Aeva Technologies, Inc., a Delaware corporation (the "Issuer"). The Reporting Persons are filing this Amendment in connection with the contribution to newly formed Sylebra-managed investment funds of $50 million aggregate principal amount of the Issuer's 4.375% Convertible Senior Notes due 2032 and certain related matters. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. The principal executive offices of the Issuer are located at 555 Ellis Street, Mountain View, California 94043.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and supplemented as follows:

The Reporting Persons remain Sylebra Capital LLC ("Sylebra US"), Sylebra Capital Limited ("Sylebra HK"), Sylebra Capital Management ("Sylebra Cayman"), and Daniel Patrick Gibson ("Gibson"). Sylebra US and Sylebra HK are the investment sub-advisers to the Affiliated Investment Entities. The term "Affiliated Investment Entities" is hereby supplemented to include Sylebra Equity Capital Solutions Fund, L.P., a Delaware limited partnership (the "Main Fund"), and Sylebra Equity Capital Solutions Side Car, L.P., a Delaware limited partnership (the "Side Car" and, together with the Main Fund, the "Solutions Funds"). Sylebra Partners GP, LLC, a Delaware limited liability company, serves as general partner of each of the Solutions Funds. As with the other Affiliated Investment Entities, the Reporting Persons may be deemed to share voting and dispositive power over the securities of the Issuer held by the Solutions Funds.

SYLEBRA CAPITAL LLC
Sylebra Capital Ltd
Sylebra Capital Management, Ltd
Gibson Daniel Patrick
Residence or business address:
Sylebra Capital Ltd - 28 HENNESSY ROAD, 20TH FLOOR, WAN CHAI, HONG KONG, Hong Kong, 00000

Sylebra Capital Management, Ltd - INTERTRUST CORPORATE SERVICES (CAYMAN), LIMITED, 190 ELGIN AVENUE, GEORGE TOWN, Cayman Islands, KY1-9005

SYLEBRA CAPITAL LLC - 3000 EL CAMINO REAL BUILDING 5 SUITE 450, PALO ALTO, CA, 94306

Gibson Daniel Patrick - 400 FAIRVIEW AVENUE NORTH, SUITE 1200, SEATTLE, WA, 98109
Present principal occupation or employment:
SYLEBRA CAPITAL LLC - Investment Sub-Adviser

Sylebra Capital Ltd - Investment Sub-Adviser

Sylebra Capital Management, Ltd - Investment Manager

Gibson Daniel Patrick - (i) director and owner of Sylebra Capital Limited and Sylebra Capital Management and (ii) a sole member of Sylebra Capital LLC
Criminal convictions in the last five years:
SYLEBRA CAPITAL LLC - None

Sylebra Capital Ltd - None

Sylebra Capital Management, Ltd - None

Gibson Daniel Patrick - None
Civil proceedings (securities laws) in the last five years:
SYLEBRA CAPITAL LLC - None

Sylebra Capital Ltd - None

Sylebra Capital Management, Ltd - None

Gibson Daniel Patrick - None
Citizenship:
SYLEBRA CAPITAL LLC - Delaware, US

Sylebra Capital Ltd - Hong Kong

Sylebra Capital Management, Ltd - Cayman Islands

Gibson Daniel Patrick - Antiqua and Barbuda

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

On 30th June, 2026 (the "Closing Date"), pursuant to a Contribution Agreement, dated as of , 30th June 2026 (the "Contribution Agreement"), by and among the Solutions Funds, Sylebra Partners GP, LLC, Apollo Credit Strategies Master Fund Ltd., and Apollo Credit Strategies Absolute Return Aggregator A, L.P. (together, the "Apollo Contributors"), the Apollo Contributors contributed to the Solutions Funds an aggregate of $50 million principal amount of the Issuer's 4.375% Convertible Senior Notes due 2032 (the "Notes") in exchange for Class D limited partner interests in the Solutions Funds. The contribution is intended to qualify as a tax-deferred contribution to a partnership under Section 721 of the Internal Revenue Code of 1986, as amended. The Solutions Funds acquired the Notes as an initial in-kind capital contribution from the Apollo Contributors, and no working capital of the Reporting Persons was used for such acquisition.

Concurrently with the execution of the Contribution Agreement, the parties to the Securities Forward Purchase Agreement, dated as of November 5, 2025, among Sylebra Capital LLC, Apollo Capital Management, L.P., and the seller entities party thereto (the "FPA") entered into a Termination Agreement (the "FPA Termination Agreement") pursuant to which the FPA was terminated in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The Reporting Persons acquired the Notes (and the shares of Common Stock issuable upon conversion thereof) for investment purposes in the ordinary course of the business of the Solutions Funds, which are newly formed investment vehicles advised by Sylebra US and Sylebra HK. The Notes are convertible, subject to the terms of the Indenture governing the Notes, into shares of Common Stock.

The Solutions Funds have no current plan to convert the Notes but reserve the right to do so subject to the terms of the Indenture.

In connection with the launch of the Solutions Funds, certain Apollo entities have made capital commitments to the Solutions Funds, including the contribution of the Notes described in Item 3 above. The Reporting Persons, in their capacity as investment advisers to the Solutions Funds, retain sole discretion over the voting and disposition of securities of the Issuer held by the Solutions Funds, including the Notes.

Consistent with the Reporting Persons' prior disclosure, the Reporting Persons acquired and continue to hold the securities of the Issuer for investment for fund management purposes. Except as set forth in this Amendment, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and reserve the right to formulate plans or proposals with respect to, and take such actions as they may deem appropriate in respect of, their investment in the Issuer, including from time to time acquiring or disposing of securities of the Issuer, engaging in discussions with the Issuer, its management, other stockholders, or third parties, or taking any other action permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

As of the Closing Date, the Reporting Persons may be deemed to beneficially own an aggregate of 19,392,411 shares of Common Stock, representing approximately 29.3% of the outstanding Common Stock. This total consists of (i) 16,240,671 shares of Common Stock held by the Affiliated Investment Entities and by Gibson in connection with his service as a director of the Issuer and (ii) 3,151,740 shares of Common Stock issuable upon conversion of the $50 million aggregate principal amount of Notes held by the Solutions Funds, based on the conversion rate of 63.0348 shares of Common Stock per $1,000 principal amount of Notes as set forth in the Indenture. The percentage is calculated based on 62,947,689 shares of Common Stock outstanding as of March 10, 2026 (as reported by the Issuer [CONFIRM: source]), plus the 3,151,740 shares issuable upon conversion of the Notes held by the Solutions Funds, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.
Number of shares as to which each person has sole or shared power to vote or dispose: Each Reporting Person shares voting and dispositive power over the 19,392,411 shares reported in Item 5(a). No Reporting Person has sole voting or dispositive power over any of such shares.
Transactions in the class effected during the past sixty days: Except as described in Item 3 and this Item 5, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days. On June 18, 2026, Gibson was granted 6,150 restricted stock units of the Issuer at a price of $24.39 per share pursuant to the Issuer's Non-Employee Director Compensation Plan in connection with his service as a director of the Issuer. Pursuant to the plan, each non-employee director receives an annual RSU grant that vests on the first anniversary of the grant date or upon a change of control, if earlier. Such grant was reported on a Form 4 filed by Gibson on June 23, 2026 and the prior year grant of 5,968 shares was reported on a Form 4 filed by Gibson on June 20, 2025.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons, except that the limited partners of the Solutions Funds have economic rights with respect to the Notes and the underlying shares of Common Stock in accordance with the terms of the limited partnership agreements of the Solutions Funds.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

Contribution Agreement.
On 30th June, 2026, the Solutions Funds, Sylebra Partners GP, LLC, and the Apollo Contributors entered into the Contribution Agreement, pursuant to which the Apollo Contributors contributed $50 million aggregate principal amount of the Notes to the Solutions Funds in exchange for Class D limited partner interests. The Contribution Agreement contains customary representations, warranties, and covenants, including with respect to title to the Notes, compliance with the Indenture, and Rule 144A qualification, and provides for the delivery of the Notes through the facilities of The Depository Trust Company on the Closing Date. The Notes remain "restricted securities" following the contribution and continue to bear the restrictive legend required by the Indenture. The foregoing description is qualified in its entirety by reference to the Contribution Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

FPA Termination Agreement.
Concurrently with the execution of the Contribution Agreement, the parties to the FPA entered into the FPA Termination Agreement, pursuant to which the FPA was terminated in its entirety, effective as of 30th June, 2026. The foregoing description is qualified in its entirety by reference to the FPA Termination Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Letter Agreement.
On 30th June, 2022, Sylebra Capital Limited and the Issuer entered into a letter agreement (the "Letter Agreement"), which contained certain standstill and related provisions applicable to Sylebra Capital Limited and its Affiliates with respect to securities of the Issuer. Following the resignation of Sylebra Capital Limited's designated director from the board of directors of the Issuer in May 2025, the standstill provisions of the Letter Agreement are no longer in effect.

Indenture.
The Notes were issued under an Indenture, dated as of November 6, 2025, by and among the Issuer, the guarantors party thereto, and U.S. Bank Trust Company, National Association, as trustee. The Indenture provides for, among other things, conversion of the Notes into Common Stock at an initial conversion rate of 63.0348 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment as provided in the Indenture. Sylebra Capital LTD and its Affiliates are included in the definition of "Permitted Holders" under Section 1.01 of the Indenture, and are carved out of the affiliate voting disregard provision in Section 8.04 of the Indenture. The Indenture also permits the Issuer to elect, subject to specified conditions, to pay interest on the Notes in shares of Common Stock in lieu of cash. The foregoing description is qualified in its entirety by reference to the Indenture, incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on November 6, 2025, as Exhibit 5 herto.

Limited Partnership Agreements and Side Letter.
The Solutions Funds are governed by their respective limited partnership agreements, and the Apollo Contributors' investment in the Solutions Funds is subject to subscription documentation and a side letter between the Apollo Contributors and the Solutions Funds (or the adviser). The limited partnership agreements and related agreements contain customary provisions governing capital commitments, allocations, distributions, and transfers of limited partner interests, and do not provide the Apollo Contributors or their affiliates with any voting or dispositive rights over securities of the Issuer held by the Solutions Funds.

Except as set forth herein or in the Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

Exhibit 1: Joint Filing Agreement, dated March 31, 2025, by and among the Reporting Persons (previously filed as Exhibit 1 to Amendment No. 3 to the Schedule 13D filed on April 1, 2025, and incorporated herein by reference)

Exhibit 2: Contribution Agreement, dated as of 30th June, 2026 (exhibits and schedules omitted pursuant to Item 601(a)(5) of Regulation S-K; a copy of any omitted exhibit or schedule will be furnished to the Commission upon request)

Exhibit 3: Termination Agreement (relating to the November 5, 2025 Securities Forward Purchase Agreement), dated as of 30th June, 2026.

Exhibit 4: Letter Agreement, dated as of 27th September, 2022, between Sylebra Capital Limited and Aeva Technologies, Inc..

Exhibit 5: Indenture, dated as of November 6, 2025 (incorporated by reference to Exhibit 4.1 to Aeva Technologies, Inc.'s Current Report on Form 8-K filed November 11, 2026.

## Signatures
- SYLEBRA CAPITAL LLC: /s/ Matthew Whitehead, Matthew Whitehead, Director, COO, Authorized Signatory (07/06/2026)
- Sylebra Capital Ltd: /s/ Matthew Whitehead, Matthew Whitehead, Director, COO, Authorized Signatory (07/06/2026)
- Sylebra Capital Management, Ltd: /s/ Matthew Whitehead, Matthew Whitehead, Authorized Signatory (07/06/2026)
- Gibson Daniel Patrick: /s/ Daniel Patrick Gibson, Daniel Patrick Gibson, Individual (07/06/2026)